OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SupportMarket Inc.

7260 W. Azure Dr. Street 140-1227
Las Vegas, NV 89130

http://supportmarket.com



40000 shares of Series CF Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 428,000* shares of Series CF Preferred Stock, ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 40,000 shares of Series CF Preferred Stock ($10,000)

Company	SupportMarket Inc.
Corporate Address	7260 W. Azure Dr. Street 140-1227, Las Vegas, Nevada United States – 89130
Description of Business	Distributed Ledger based IoT Support, Services & Warranty Marketplace
Type of Security Offered	Series CF Preferred Stock
Purchase Price of Security Offered	$ 0.25
Minimum Investment Amount (per investor)	$ 250

The 10% Bonus for StartEngine Shareholders

SupportMarket Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series CF Preferred Stock at $0.25 / share, you will receive 10 Series CF Preferred Stock bonus shares, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

SupportMarket Inc. is creating an AI driven Technical Services Marketplace based on Distributed Ledger Technology or DLT. The services offering are for consumers & businesses alike to find technical support for in-home devices, computer equipments, and IoT devices, gradually evolving into a marketplace for connected devices to seek pro-active support with least possible manual intervention driven by Aiisma™ our proprietary Artificial Intelligence currently under development. Our Marketplace development is currently in alpha phase and our Aiisma products are in their beta phase.

As the marketplace evolves into warranty services it provides a paradigm shift, where consumers or devices will be able to hold SupportMarket memberships entitling them to technical support, and allowing them to choose the best technicians/technology based on expertise & reputations irrespective of the age, make or warranty status of the device. The warranty services are only a prototype and not in production yet.

Further details are as below:

A. Support & Services Marketplace:

- Customer Relationship Management console with user history, service history, device history, contract status, ticket status, service steps executed, service rating management, payment integration etc have been completed & tested. UI/UX being worked upon.

- User Interface & Experience in development keeping in mind the consumer convenience of browsing through the platform and executing orders.

- Contract & Settlements System in beta testing on distributed ledger test environments. Creation & execution of service contracts for general consumer with ease being the primary focus.

- Integration with Aiisma consoles on Windows, iOS, Android platforms completed and currently in beta testing.

- Knowledge base in design phase and expected to be released as the last item on the marketplace.

B. Aiisma - Consumer application and Artificial Intelligence agent:

- Windows, iOS & Android versions currently being tested for different needs.

- Embedded version in protoype phase. Being tested for security and structural integrity designs.

- Big Data integration for Artificial Intelligence Algorithms complete.

- Basic connected devices algorithms operational, more being tested and added.

- Voice commands, Stand Alone Device & Virtual Reality in design and hardware design phase.

C. Data & Warranty Marketplace: This is in design phase and will be worked on gradually over coming months as we work towards increasing the team size.

Sales, Supply Chain, & Customer Base

The company has a multi-channel approach to sales and consumer acquisition which includes:

1. Supportmarket.com - One stop shop for all Technical Support & Service needs for computers, mobiles, tablets, connected televisions, home security, IPTV's and many more connected devices & IOT devices. Being built upon Distributed Ledger & powered by artificial intelligence, the platform is being developed to be secure, transparent, trusted & ahead of competition. Each SupportMarket transaction will be executed via smart contracts, information secured using optimisation of DLT & cloud storage and executed utilising tools within the marketplace. The marketplace will be marketed both organically using paid advertisements for consumer's searching for support options (over 500,000 support related searches daily on a average registered in North America alone) and inorganically via relevant blog sites, partner channels, OEM relationships, onsite service peer relationships etc. The transactions on SupportMarket will be conducted & settled using in all probabilities the cryptocurrency "IOTA" which will ensure that the transaction execution is almost instant and the resulting costs negligible. In addition to service charges related to the smart contracts, sellers will also be given options for selective marketing of products & offerings at a cost.

2. Aiisma™ : Cloud based & standalone utility applications for connected devices as well as IoT devices with capabilities for pro-active efforts towards issue identification, attempted resolution & escalation if needed. Beta testing for computers & mobile devices is already in progress & the alpha stage development for more connected devices are in progress. The product will also be sold both organically as well as in-organically. The product suite will also be offered as a co-branded solution for OEM partners.

3. Data Marketplace: As some of the enthusiasts in the IoT & Connected devices space put it "data is the future oil" and we agree with it. Connected & IoT devices in the coming few years will generate thousands of times more data every year then was ever generated in the past. This data is critical for further evolution of the IoT & connected devices space & SupportMarket will provide it's customers options to monetise and share the data pool based on permissions and selections.

Beyond these three revenue streams, SupportMarket is working towards creating a token or membership based device warranty ecosystem subject to future regulatory approvals.

Competition

There are quite a few legacy offerings including Support.com Inc., Plumchoice Inc., Geek Squad & others who operate as captive technical support service providers but none that is exclusively a marketplace managing, monitoring & executing an end to end transaction between the consumer & service providers that we came across. Some of the smaller independent support services providers are already in conversations for them as Service Peers on SupportMarket platform. There are offerings providing support for computing devices & some for IoT products also, but there isn't a dedicated marketplace giving service providers & OEM's a single platform to list their products and services as well as for consumers to view, review and choose from multiple options and pick the best fit of products and services for their IOT needs based on qualifications, capabilities & past reviews.

Liabilities and Litigation

The company is not involved in any litigation, nor know of any issues where litigation might be pending.

The company has no debt to any banks or financial institutions. As of 30th April 2018, the company had trade payables of $1,400,000.00 in connection with software development of its technology to a third party. All costs associated with this development will be capitalised.

The company currently owes Consu International FZE, owned by one of it's Director's an amount of $ 11,430, interest free, which is included in accounts payable.

In addition to this company currently owes the Director's an amount of $ 35,129, interest free. The amounts represent expenses incurred by the Director's on behalf of the company and are included in accounts payable.

The team

Officers and directors

| Ankit Chaudhari | Founder, Director & CEO |
| Nicholas A. Bohnlein | Co-Founder, Director & COO |

Peter Dunbar	Co-Founder & CMO
Sachin Arora	Director - Investor Relations
Ronnie Decker	Director - Compliance
Peush Jain	Director - Channel Partners

Ankit Chaudhari

Experience: Sapean Technologies - Founder & CEO (IT/ITES Service Provider - Sept' 2014 - Dec'2017); eCdemy Learning Solutions - Co-Founder & COO (India's first e-business & digital marketing education providers - Oct'2014 - May'17). He has transitioned any responsibilities from past entities and has been working only on SupportMarket since inception. Strengths: Technology support & service desks; digital marketing; e-Commerce enablement; IT/ITES operations; distributed ledger technologies & cryptocurrencies.

Nicholas A. Bohnlein

Experience: SupportMarket Inc. (Current Primary Job) - Feb'18 - till date contributing 25 hours a week; Consu International FZE & Consu LLC - Founder & CEO (Business Consultancy, Management, Facilitation & Trading - Jun'2013 - Present); INT Records - Co-Founder & CEO (UAE's first independent record label - Jun'2017 - Present). He is working on transitioning responsibilities at his other ventures & moving full time to work on SupportMarket by end of June. Strengths: Business development; project facilitation & execution; order processing; cross-border operations; crypto-investments & trading.

Peter Dunbar

Experience: SupportMarket Inc. (Current Primary Job) - Apr'18 - till date contributing 25 hours a week; Dunbar Group LLC - Founder & CEO (Digital Marketing Consultants, Google Premier Partners - Dec'2014 - Present); Boost Inc. - Co-Founder & CEO (PC Utility & Repair tools developer - Mar'12 - Dec'2014). He is working on transitioning responsibilities at his other ventures & moving full time to work on SupportMarket by end of June. Strengths: Digital marketing; Google ad-words; social media marketing; digital sales funnels management; online sales conversion & web traffic analytics.

Sachin Arora

Experience: SupportMarket Inc. - Dec'17 - till date contributing 25 hours a week; Sapean Technologies Ltd. - Director (IT/ITES Service Provider - 2015-Present); Mentor, Investor & Planning Consultant to various ventures in Real Estate, Retail, IT, Food Tech & Hospitality. Sachin has additional interests that he cannot completely release & therefore will be contributing 10 days a month to SupportMarket Operations. Strengths: Business Development, Financing, Trade Relations, Investor Relations, Debt & Instruments, Land Acquisition, Investments.

Ronnie Decker

Experience: SupportMarket Inc. - Feb'18 - till date contributing 25 hours a week; Till Date8 Investments Group - Managing Director & CEO (Investment & Funds Management- 2002-Present); Mentor, Investor & Compliance consultant to various companies in IT, ITES, International Trade, Real Estate & Hospitality on Financial &

Trade Compliance. Ronnie has additional interests that he cannot completely release & therefore will be contributing 10 days a month to SupportMarket Operations. Strengths: Funds management, trade & financial compliance, business consulting, business structuring, risk management & mitigation.

Peush Jain
Experience: SupportMarket Inc. - Dec'17 - till date contributing 25 hours a week; Sapean Technologies - Director, Business Development (IT/ITES/BPO Services Provider - Sep'2015 - Mar'2018); Paxcom India Pvt. Ltd. - AVP - Strategic Alliances (e-commerce enablement & Omni Channel Solutions Sep'2015 - Sep'2016) He has transitioned all responsibilities from past entities recently and now focused full time only on SupportMarket. Strengths: Business Development, Strategic Partnerships, Channel Development, Vendor Relations.

Number of Employees: 19

Related party transactions

The Company currently owes Consu International ZTD., owned by Director Nicholas Bohnlein, $11,430, interest free, which is included in Accounts Payable. The Company also owes the following amounts to directors of the company: - Ankit Chaudhari $33,909 - Nicholas Bohnlein $ 839 - Peush Jain $ 253 - Ronnie Decker $ 128 These amounts represent expenses incurred by each person on behalf of the Company and are included in accounts payable. The company also owes $80,000 in salaries to its staff.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Company may never be profitable** While the company believes in good faith that its business plans have a reasonable chance at success, the operations of the company are ultimately speculative and have the possibility of a total loss of investment, due to any number of considerations. As such, the investment is only suitable for individuals who are financially able to withstand a total loss of their investment.
- **Nascent Technology** SupportMarket is built upon Distributed Ledger Technology and has dependence on external networks which could have their failures. The technology is evolving very aggressively and as such there could be technical reasons which could cause considerable downtime for the platform or under some circumstances a complete shutdown pending alternatives. This could hamper the business plans, logistics planning, revenue planning and profits for SupportMarket and as such for the investor.
- **Startup Investment Risk** Investments in small businesses and start-up companies are often risky. The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or

employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

- **This is not a registered security offering** The Securities will not be registered, and no one has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the offering. No governmental agency has reviewed the offerings posted in this document and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of any offering. The exemptions relied upon for such offerings are significantly dependent upon the accuracy of the representations of the Investors to be made to the Company in connection with the offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

- **Intellectual Property** Company is building it's own Intellectual Property in Artificial Intelligence and IoT support domain as well as own's certain trademarks and internet domain names. We believe a valuable component of our business is it's intellectual property which may be challenged at any point in time or the patents that we seek to apply for might not come through. This could impact revenue and profit projection considerably.

- **Need for additional funds** Even if SupportMarket Inc. raises the maximum sought in this offering, it need to raise additional funds in order to be able to begin operations. There is no guarantee that the funds raise will be adequate to fully fund all operations of the company.

- **Competitors** There are several large & small operator in the Support domain that are not a marketplace but assist consumers with their support needs and have much better financial means and marketing/sales and human resources than us at this time. They may succeed in developing and marketing competing equivalent products, or superior products than those developed by SupportMarket. There can be no assurance that competitors will not render our technology or products obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Forward Looking Statements** Company's StartEngine Campaign Page & the information on the corporate website(s) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about our industry, the Company management's beliefs, and assumptions made by Company management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law.

- **Distributed Ledger, Blockchain & CryptoCurrency Regulatory Environment** The basic premise of the SupportMarket system is Distributed Ledger Technology & the use of cryptocurrencies to execute smart contracts, store data & execute transactions etc. The regulatory regime in this domain is evolving and is yet uncertain, and new regulations or policies may materially adversely affect the development of the platform.Various legislative and executive bodies in the U.S. and in other countries may in the near of extended future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the SupportMarket ecosystem and its adoption. Failure by the Company or certain users of SupportMarket to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines which will also adversely effect the operations & project growth of SupportMarket.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ankit Chaudhari, 30.0% ownership, Common Stock
- Admira Clemens, 25.0% ownership, Common Stock
- Sachin Arora, 20.0% ownership, Common Stock

Classes of securities

- Common Stock Class A: 100,000

  The company is authorized to issue up to 100,000 share of Common Stock Class A. There are a total of 100,000 shares currently outstanding.

  Voting Rights *(of this security)*

  The holders of the Common Stock Class A are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that except otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon as a separate class pursuant to the Act. There shall be no cumulative voting.

Dividend Rights

Holders of Common Stock of the company are entitled to dividends when, as, and if declared by the Board of Directors, out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of liquidation, dissolution, or winding up of the company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after payment of all the company's debt and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Series CF Preferred Stock: 0

The company is authorised to issue upto 5,000,000 shares of Series CF Preferred Stocks. There are a total of 0 shares currently outstanding in this series.

Conversion

Non-Convertible

Voting Rights

This series is non-voting.

Dividend Rights

Cumulative dividends at the rate of $0.02 (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar re-capitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Series

CF Preferred Stock or other class or series of stock ranking on a par with, or senior to the Series CF Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board of Directors of the Company. Such dividends shall accrue with respect to each share of Series CF Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Series CF Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment. At the earlier of: (1) the redemption of the Series CF Preferred Stock; (2) the filing of a registration statement in respect of an underwritten public offering; or (3) the liquidation, sale or merger of the Company, any accrued but undeclared dividends shall be paid to the holders of record of outstanding shares of Series CF Preferred Stock. No accumulation of dividends on the Series CF Preferred Stock shall bear interest.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of this series of preferred stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series CF Preferred Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

  The company is authorised, subject to limitations prescribed by law and the provisions of Article Fourth of its Restated Certificate of Incorporation to issue upto 5,000,000,000 shares of Preferred Stocks. Of these 5,000,000 have been assigned to Series CF Preferred Stocks as described above via a Certificate of Designation & there are 0 shares currently outstanding in this class. The rights & preferences of these Preferred Stocks hasn't been determined.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class CF Preferred Stock, you will have no voting rights. As a minority holder with no voting rights, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-30.

Financial Condition

Results of Operation

SupportMarket Inc., was incorporated on 11th December 2017 (though the development and research work started in April of 2017) and does not have a live product yet. We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of the Marketplace - supportmarket.com & the Aiisma products suite, which we do not anticipate occurring until 15th September 2018. Any and all of SupportMarket's operational expenses have been funded by personal contributions made from it's founder's.

Financial Milestones

The company is investing for continued growth of the brand, software development and deployment, and is generating sizeable net income losses as a result. SupportMarket Management currently projects positive 2019 revenue, dependent upon successful supportmarket.com marketplace deployment & independent sales revenues from Aiisma Software Sales and believes the company will generate positive net income beginning in 2020.

A large part of SupportMarket business model relies on Marketplace conversions and Business to consumer (B2C) marketing that can yield results faster compared to Business to Business transactions but also the marketing cost per customer acquisition for B2C model is pretty high, but will create a long term recurring revenue cycle with low overhead as we progress. SupportMarket will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones hopefully ahead of time, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of our milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability.

If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand operations and sales.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The Company currently owes Consu International FTZ., owned by Director Nicholas Bohnlein, $11,430, interest free, which is included in Accounts Payable. The Company also owes the following amounts to directors of the company: - Ankit Chaudhari $33,909 - Nicholas Bohnlein $ 839 - Peush Jain $ 253 - Ronnie Decker $ 128 These amounts represent expenses incurred by each person on behalf of the Company and are included in accounts payable. The company also owes $80,000 in salaries to its staff. The amount capitalized as "intangibles" and amounting to $ 1,400,000 represents expenditures incurred in connection with a software platform currently under development for the Company by a third party. All costs associated with this development will be capitalized. The invoice has to be cleared over the period of 24 months starting succesfull close of a raise of atleast $ 1,000,000.

Recent offerings of securities

None

Valuation

$25,000.00

The pre-Money valuation of the company at the current stock price and common stock count includes valuation partially for assets like premium domain names, technical & business qualification of the team. The technology IP hasn't been capitalised in the current valuation because it is yet under development.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold

Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$ 600	$ 6,420
Net Proceeds	$ 9,400	$ 1,00,580
Use of Net Proceeds:		
R& D & Production	$ 9400	$ 50,000
Marketing	$ 0	$ 20,000
Working Capital	$ 0	$ 22,580
Website	$ 0	$ 2,000
Legals	$ 0	$ 6,000
Total Use of Net Proceeds	$ 9400	$ 107,000

SupportMarket Inc., is seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $ 600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the expenses that we project we will need in 2018 and 2019 to take the product to market & improve upon it with customer feedback. Specifically, we intend to invest further in product R&D, hiring more human resources, expansion of global sales team, digital and social media marketing & making improvements to our marketplace.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://supportmarketinc.com in the section - Investors, labeled annual report, etc. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SupportMarket Inc.

[See attached]

SUPPORT MARKET, INC.

Unaudited Financial Statements For The Period of Inception Through December 31, 2017

May 18, 2018



Independent Accountant's Review Report

To Management
Supportmarket, Inc.
Lewes, DE

We have reviewed the accompanying balance sheet of Supportmarket, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 18, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


SUPPORTMARKET, INC.
BALANCE SHEET
DECEMBER 31, 2017

_____

LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES

Accounts Payable	$	6,465
TOTAL CURRENT LIABILITIES		6,465

SHAREHOLDERS' EQUITY

Common Stock (100,000 Shares Authorized, 100,000 issued and outstanding, $.01 par value)		1,000
Retained Earnings		(7,465)
TOTAL SHAREHOLDERS' EQUITY		(6,465)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	-

SUPPORTMARKET, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

Operating Income	
Sales, Net	$ -
Gross Profit	-
Operating Expense	
Advertising	5,504
Professional & Legal Fees	961
	6,465
Net Income	$ (6,465)

SUPPORTMARKET, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (6,465)
Change in Accounts Payable	6,465
Net Cash Flows From Operating Activities	-
Cash Flows From Financing Activities	
Change in Common Stock	1,000
Change in Retained Earnings	(1,000)
Net Cash Flows From Financing Activities	-
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$ -

SUPPORTMARKET, INC.
CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

_____

Starting Equity	$	-
Issuance of Stock		1,000
Retained Earnings		(1,000)
Net Income		(6,465)
Ending Equity	$	(6,465)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Supportmarket, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a BlockChain & Cryptocurrency based IoT Services Marketplace driven by Artificial Intelligence.

The Company will conduct an equity crowdfund offering during the second quarter of calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company incurred a net operating loss during its first annual period, which ended on December 31, 2017. The net operating loss will be carried forward to reduce taxable income in a future period. Due to management's uncertainty as to the timing and valuation of any benefits associated with the carryforward, the Company has not recognized an allowance to account for it in the financial statements. The Company's tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State until 2021.

_____

Equity

Subsequent to the balance sheet date, but before the financial statements were available to be issued, the Company amended its formation documents to authorize an additional class of equity. The Company may issue common stock and preferred stock. Common stock carries all rights and privileges to which common stockholders are entitled under Delaware state law but is subordinate to preferred stock in certain respects. Preferred stock (also known as "Series CF Preferred Stock") includes the right to cumulative dividends of $.02 per share per annum and the right to preferential treatment in the event of liquidation. Preferred stockholders do not have the right to vote on Company business. As of May 21, 2018, the Company had 5,000,000 shares of preferred stock authorized and zero shares issued and outstanding.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- RELATED PARTY DEBT

The Company currently owes $6,465 to Director Ankit Chaudhari, which is included in Accounts Payable. This amount represents expenses incurred on behalf of the Company.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 18, 2018, the date that the financial statements were available to be issued.

SUPPORT MARKET, INC.

Unaudited Financial Statements For The Period of January 1, 2018 through April 30, 2018

May 18, 2018



Independent Accountant's Review Report

To Management
Supportmarket, Inc.
Lewes, DE

We have reviewed the accompanying balance sheet of Supportmarket, Inc. as of April 30, 2018, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 18, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SUPPORTMARKET, INC.
BALANCE SHEET
APRIL 30, 2018

——————

ASSETS

CURRENT ASSETS

Cash	$	1,074
TOTAL CURRENT ASSETS		1,074

NON-CURRENT ASSETS

Intangibles	1,400,000
TOTAL NON-CURRENT ASSETS	1,400,000
TOTAL ASSETS	1,401,074

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	1,473,674
Wages Payable	80,000

OTHER CURRENT LIABILITIES

Due to Customer	1,500
TOTAL CURRENT LIABILITIES	1,555,174

SHAREHOLDERS' EQUITY

Common Stock (100,000 Shares Authorized, 100,000 issued and outstanding, $.01 par value)	1,000
Retained Earnings	(155,099)
TOTAL SHAREHOLDERS' EQUITY	(154,099)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,401,074

SUPPORTMARKET, INC.
INCOME STATEMENT
FOR THE PERIOD ENDED APRIL 30, 2018

Operating Income	
Sales, Net	$ -
Gross Profit	-
Operating Expense	
Payroll	80,000
Advertising	48,640
Professional & Legal Fees	11,946
General & Administrative	6,612
	147,198
Net Income from Operations	(147,198)
Other Expenses	
Tax Expense	(436)
	(436)
Net Income	$ (147,634)

Unaudited- See accompanying notes.

SUPPORTMARKET, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED APRIL 30, 2018

_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$ (147,634)
Change in Accounts Receivable	1,467,209
Change in Wage Payable	80,000
Change in Due to Customer	1,500
Net Cash Flows From Operating Activities	1,401,074

Cash Flows From Investing Activities

Change in Fixed Assets- Software	(1,400,000)
Net Cash Flows From Investing Activities	(1,400,000)

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	1,074
Cash at End of Period	$ 1,074

SUPPORTMARKET, INC.
CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED APRIL 30, 2018

Starting Equity	$	(6,465)
Net Income		(147,634)
Ending Equity	$	(154,099)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Supportmarket, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a BlockChain & Cryptocurrency based IoT Services Marketplace driven by Artificial Intelligence.

The Company will conduct an equity crowdfund offering during the second quarter of calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangibles

The amount capitalized as "intangibles" represents expenditures incurred in connection with a software platform currently under development for the Company by a third party. All costs associated with this development will be capitalized. This account also includes domain names purchased for the Company.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company incurred a net operating loss during its first annual period, which ended on December 31, 2017. The net operating loss will be carried forward to reduce taxable income in a future period. Due to management's uncertainty as to the timing and valuation of any benefits associated with the carryforward, the Company has not recognized an allowance to account for it in the financial statements. The Company's tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State until 2021.

Equity

Subsequent to the balance sheet date, but before the financial statements were available to be issued, the Company amended its formation documents to authorize an additional class of equity. The Company may issue common stock and preferred stock. Common stock carries all rights and privileges to which common stockholders are entitled under Delaware state law but is subordinate to preferred stock in certain respects. Preferred stock (also known as "Series CF Preferred Stock") includes the right to cumulative dividends of $.02 per share per annum and the right to preferential treatment in the event of liquidation. Preferred stockholders do not have the right to vote on Company business. As of May 21, 2018, the Company had 5,000,000 shares of preferred stock authorized and zero shares issued and outstanding.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- RELATED PARTY DEBT

The Company currently owes Consu International ZTD., owned by Director Nicholas Bohnlein, $11,430, interest free, which is included in Accounts Payable. The Company also owes the following amounts to directors of the company:

- Ankit Chaudhari $33,909
- Nicholas Bohnlein $ 839
- Peush Jain $ 253
- Ronnie Decker $ 128

These amounts represent expenses incurred by each person on behalf of the Company. They are included in accounts payable.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 18, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









SupportMarket is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

SupportMarket

Connected & IoT Support Marketplace

Small OPO · Las Vegas, NV · Technology · Accepting International Investment

Overview Team Terms Updates Comments Share

Technical Support for IoT Era on Your Fingertips

Invest in SupportMarket

Why do “smart devices” make people feel so dumb? Getting support to configure devices, fix them or even just keep them updated can be a nightmare. Maybe the local repair shop has seen a device like yours before, and maybe not. Or maybe you should call the nearest teenager with a penchant for computers. Either way, everyone dreads that moment something goes wrong on their device and they need to find the right technician to fix it.

Even mechanical devices aren’t mechanical anymore. Car mechanics no longer work solely on brake check-ups or rotating tires—half of the car’s functioning is software. As more intelligent onboard features gain traction and smart cars get on the road, a full set of new skills is needed.

Getting help shouldn’t leave people feeling helpless. Being the best should have its rewards. SupportMarket recognizes the power of connected devices to make major improvements in people’s lives, but it won’t happen unless it’s easy to find support to help people configure and use new devices, fix broken devices, and upgrade them in a timely manner. Technical support in the IoT era is no longer about individual manufacturers, retailers, telcos, and internet service providers. It’s about a seamless service experience across connected devices to deliver on consumer expectations.

SupportMarket’s mission is to create a reliable, rapid, and immediate source for anyone to get support on any device. By leveraging distributed ledger technology, SupportMarket is creating a platform to enable borderless, economical and quality support options, and to recognize and reward those technicians who are doing the best jobs.

01
Device Trouble
Consumer identifies support issue & searches for support or Aiisma directs consumer to SupportMarket
02
Support Ticket
Aiisma assits consumer with relevant support ticket, create service contract & start support.
03
Service Rendered
Support Peers work on the consumers device to render repair & get the device working
04
Payments
Contract executed with resolution, payments released to the Service peer as per contract terms.

Billions of dollars are spent and billions more are under-utilized in the support services segment. Almost $481 billion is expected to be the worldwide spend on Technology Support Services as per Statista's Report. The poor state of support services is slowing down adoption and ultimately preventing people from enjoying the benefits available through technology. SupportMarket intends to leverage the immense data pool created by devices in delivering better support irrespective of the age, make or type of devices. Not only can this kind of system provide the best support personnel and solutions for each and every device, over time the system becomes proactive. By creating a repository for records of device behavior and utility patterns, the system can foresee problems and provide proactive upgrades and support. The data collection and artificial intelligence through SupportMarket’s Aiisma™ AI will enable OEM’s and product companies further improve and enhance their products.

Support services reviews are important, but they aren’t categorized for easy access, and the best people aren’t always rewarded for their talent. The SupportMarket system will use a tokenized reward system that provides matching between talent and clients in a way that is innovative and benefits the entire ecosystem.

Solutions providers are ranked for their knowledge and success with specific devices, so clients don’t get a “technical expert”, but rather an expert for the specific device. Support personnel can develop specific deep expertise and not worry about how to find clients, because the system matches them with the right clients with the specific needs they can fill.

Our proprietary AI and marketplace model, being built on Distributed Ledger Technology, is aimed at disrupting the industry—for consumers and service providers alike. By investing in SupportMarket, you will be helping us create easy, accessible, and economic support for connected devices, boosting adoption and creating a sense of ease for anyone anywhere with any device.

Development Stage

SupportMarket is not just an idea. Different features and their development stages are listed for better understanding of the project status:

A. Support & Services Marketplace:
- Customer Relationship Management console with user history, service history, device history, contract status, ticket status, service steps executed, service rating management, payment integration etc have been completed & tested. UI/UX being worked upon.
- User Interface & Experience in development keeping in mind the consumer convenience of browsing through the platform and executing orders.
- Contract & Settlements System in beta testing on distributed ledger test environments. Creation & execution of service contracts for general consumer with ease being the primary focus.
- Integration with Aiisma consoles on Windows, iOS, Android platforms completed and currently in beta testing.
- Knowledge base in design phase and expected to be released as the last item on the marketplace.

B. Aiisma - Consumer application and Artificial Intelligence agent:
- Windows, iOS & Android versions currently being tested for different needs.
- Embedded version in protoype phase. Being tested for security and structural integrity designs.
- Big Data integration for Artificial Intelligence Algorithms complete.
- Basic connected devices algorithms operational, more being tested and added.
- Voice commands, Stand Alone Device & Virtual Reality in design and hardware design phase.

C. Data & Warranty Marketplace: This is in design phase and will be worked on gradually over coming months as we work towards increasing the team size.

The Offering

$0.25/share of Series CF Preferred Stock | When you invest you are betting the company's future equity value will exceed $137,000.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

SupportMarket is marketplace for Support, Services, Data & Warranty for IoT devices enabled by Distributed Ledger Technology and powered by Artificial Intelligence

SupportMarket's Business Verticals

Service Marketplace



SupportMarket strives to become the go-to marketplace for any and all support requirements for IoT connected device issues. Beginning with computers, laptops, mobiles, tablets, televisions, and right up to home security systems, AR/VR technologies, and even automobiles gradually. The list will only increase with each passing day as new devices connect to the internet.

Data Marketplace



With increasing development in IoT devices, the need for usage and behavior data is high. Manufacturers and OEMs need this data to improve on products or to develop new ones. We will provide a marketplace for consumers to make data available for businesses to use, making this a revenue stream for consumers while giving relevant access to businesses.

Insurance & Warranty



SupportMarket gradually intends to create a warranty services ecosystem irrespective of the make, age or type of the device. Why can't consumer's carry forward warranties? Why can't they earn repair credits for the data generated by their devices? Why can OEMs reduce warranty-related revenue outflow by engaging trusted third parties? *We will create the solution.*

SupportMarket Serves an Urgent and Massive Need



A recent report by Cisco found that **within 3 years the average number of connected devices per person in North America will be 13**. Some are personal devices such as mobile phones and computers, and others are IoT devices that serve us, such as connected vehicles, sensors, and business devices. More and more worldwide, but particularly in America, **every aspect of people's lives is touched by connected devices.**

Why go into your Starbucks app to place a mobile order for espresso, when you can just tell Google Home to have it ready when you drive by? Why bother yourself with mundane tasks such as ordering laundry detergent, when the washing machine can detect you're low on powder and order itself? How about a thermostat that knows who is in the house and adjusts the temperature for them individually? While these devices can provide exciting conveniences, **if they are too hard to configure, update and keep secure, then people get overwhelmed and either don't buy them or shut them off.**

Support is becoming a specialty. Support is increasingly being supplied by outsourcing and service agreements, rather than the manufacturers themselves. While this may look like a bottom-line win for manufacturers, it means uncertainty for consumers. The demand & need for IoT devices is surging, and while the current projections place it at about $156 billion USD, it is estimated the IoT services spending worldwide will **reach a cost of $480 billion USD by 2020 (Statista)**.

First and third-party warranty support on devices doesn't give consumers what they need when they need it, and they certainly don't provide the level of security we are going to need as a society. Proactive support and service are an absolute must as more and more of these devices perform functions that can either risk or save lives in the areas of health, self-driving vehicles, the design of architectural structures, etc.

SupportMarket is creating an Artificial Intelligence that aims to enable a decentralized marketplace for connecting consumers with reputable technical support personnel, products, and new technologies. By creating a decentralized marketplace, SupportMarket plans to provide high-quality, optimized prices and flexible service to clients. AI agents will also be able to enable proactive support designed to optimize services, increase device lifespan and security and reduce maintenance costs.

AI Technology: the Backbone of SupportMarket

In spite of how saturated we are in everyday technology, finding reliable tech support is difficult. People dread the moment they have to configure a new home security system with their iPhone, or when the same iPhone won't turn on, or when their PC gets infected by a virus, or they can't watch their favourite shows because the SmartTV won't connect to the internet. Rather than work to repair these devices, far too many people opt instead to replace their devices. Finding a technician is daunting, and half the time the repair doesn't work. Getting a new device is easier and often cheaper.



In fact, many of these problems are preventable, because the devices are connected and can report their health regularly. However, until now, there is no platform that provides that kind of support across devices. It doesn't hurt the manufacturers that someone buys a new device. **The incentive for providing SupportMarket is mainly in the hands of the clients and the competitors in the support services market**.

By creating a support marketplace, not only is SupportMarket able to give people **the confidence that their devices will be repaired quickly** and effectively irrespective of the make, model or features; but they also can get proactive services. **Using its proprietary Aiisma™ artificial intelligence (AI), and a large database of records of devices, the SupportMarket platform can identify devices that are functioning at suboptimal levels** and predict problems that have happened with similar devices before they even happen.



From setup of a new device, through proactive monitoring for malfunctions, to repair initiated by clients or replacement as needed, SupportMarket seeks to create the lifelong support for the increasing number of devices people are using to simplify their lives.

Beyond the device's lifetime, SupportMarket is in a unique position to provide recycling and environmentally friendly disposal options for the defunct devices.

Understanding Our Distributed Ledger Technology

SupportMarket is being built on a decentralized ecosystem of Distributed Ledger Technologies - called Ethereum and IOTA.

Our Ethereum network will allow secure decentralized data storage of user information, service contracts and transactional information. The IOTA network will be used for data and information management for device behavior, usage statistics, fault lines, payments, data marketplace, associated rewards and more. The relevant use of DLTs for specific subjects will allow faster provisioning, execution, and recollection of information as and when needed.



The platform will also include a robust peer-rating management system that scores the performance of service peers, device status post support, as well as consumer behaviour in terms of adherence to service contracts, ease of access, post service support, logistics execution and more, thereby creating a truly transparent ecosystem one can trust because of the nature of how data is stored on Distributed Ledgers.

There is a Real Demand for Streamlined Technical Support



Connected devices (billions)

30

25

15 billion   28 billion   CAGR 2015–2021



		2015	2021	
Cellular IoT		0.4	1.5	27%
Non-cellular IoT		4.2	14.2	22%
PC/laptop/tablet		1.7	1.8	1%
Mobile phones		7.1	8.6	3%
Fixed phones		1.3	1.4	0%

In the figure above, a research study by Ericsson illustrates the connected devices IoT is primarily divided into and showcasing the massive increase of connected devices over the next years



The demand for IoT services is surging, estimated at USD $480 billion by 2020 (Statista). Support derives from ISPs, web hosting providers, and eventually from the users simply searching online for help and hoping they can trust the service providers they find or the local computer store.

Excluding PCs, Smartphones and Tablets, Gartner expects there will be 26 billion IoT units installed by 2020, which is roughly four times the 7.3 billion smartphones, tablets or PCs currently in use. It also says that IoT product & service suppliers will generate incremental revenues exceeding $300 billion, mostly in services in 2020 which will result in $1.9 trillion in global economic value add through sales.

With such rapid penetration of IoT, it will be imperative that we not only increase the talent of service technicians but increasingly develop pro-active maintenance and repair systems based on Artificial Intelligence that reduce the need for redundant tasks for product maintenance, ease execution of instructions across devices and increase product life. Already, we see chatbots providing customer service. The only practical way to serve so many devices is through automation of a good portion of the support services. SupportMarket is positioning itself to deliver these services in a seamless experience for the consumers.

SupportMarket is the first Line of Defense for Device Repair

Today's systems are centralized around manufacturers. Unfortunately, most manufacturers use subcontractors to supply support and do not assist with cross product support which is the primary consumer need, so customers end up with mediocre help.

SupportMarket aims to be the first line of defense for device repair, so clients no longer experience being passed from service rep to service rep. We make it easy to get fast and efficient support for any device. As the trusted marketplace for support and service, we take all the pain out of getting service and support for home and business devices.

What Our Marketplace Will Achieve, and How We'll Do It



- Seamless service experience across connected and IoT devices without the limitation of make, manufacture, age, type or similar other factors for the devices.
- Allow entrepreneurs to improve operational economics by helping them with in-platform assistance through continuously updated knowledge base around new technologies, and also by providing technical tools necessary for service and repair as shared resources, which could be expensive to buy otherwise.
- Bring technical support to users' doorsteps, easing the use of technology as well as increasing the number of devices that people can manage with true convenience.
- Global Marketplace enables best & economical services for consumers without the limitation of geographies.
- Increase people's familiarity and comfort with technology, provide pro-active optimization and usage tips through Aiisma™ and mitigate the fear that comes with such a rapidly-changing technological world.
- Make support services instantly available and completely convenient.
- Allow people to switch and upgrade devices quickly and easily.
- Increase the useful lifespan of devices and reduce downtime by preventive care through an AI-enabled pro-active support.

We Are Already in Beta and Prepared to Move to the Next Level — With Your Support!

















TECHNICAL
SUPPORT

With your investment, we plan to create a system and platform where getting your device repaired isn't a painful, time-consuming process. Your investment will also empower people across the world to offer their expertise to our increasingly device-dependent society. **Invest in SupportMarket!** Help us build a device support network that's based on 21st-century architecture and technology.

April 2017

Project Conceptualised

SupportMarket conceptualised for the 1st time as Technician Support.

June 2017

Distributed Ledger Tested

Explored & tested distributed ledgers for SupportMarket.

December 2017

SupportMarket Inc. established

Project was named "SupportMarket" & established as a Delaware Corporation.

February 2018

On-Chain Alpha Tests Conducted

One of the first marketplaces on Distributed Ledger tested in alpha mode.

May 2018

Launched on StartEngine

Now YOU can own a part of our company!

September 2018

Anticipated: Aiisma & SupportMarket.com Beta Live

Beta versions of the marketplace & AI agent launched.

December 2018

Anticipated: Live launch of Marketplace

SupportMarket.com as a live marketplace projected to be launched.

February 2019

Anticipated: Aiisma Home Pre-Orders

Aiisma AI enabled IoT & Support Management Handheld as well as Robotic Proto-type launched for pre-orders.

June 2019

Anticipated: Data Marketplace Live

SupportMarket's data marketplace with consumer rewards launched.

October 2019

Anticipated: Warranty Services Ecosystem

IoT product warranty service & support launched for select partners.

In the Press

SHOW MORE

Meet Our Team

Ankit Chaudhari

Founder, Director & CEO

Experience: Sapean Technologies - Founder & CEO (IT/ITES Service Provider - Sept' 2014 - Dec'2017); eCdemy Learning Solutions - Co-Founder & COO (India's first e-business & digital marketing education providers - Oct'2014 - May'17). He has transitioned any responsibilities from past entities and has been working only on SupportMarket since inception. Strengths: Technology support & service desks; digital marketing; e-Commerce enablement; IT/ITES operations; distributed ledger technologies & cryptocurrencies.

Nicholas A. Bohnlein

Co-Founder, Director & COO

Experience: SupportMarket Inc. (Current Primary Job) - Feb'18 - till date contributing 25 hours a week; Consu International FZE & Consu LLC - Founder & CEO (Business Consultancy, Management, Facilitation & Trading - Jun'2013 - Present); INT Records - Co-Founder & CEO (UAE's first independent record label - Jun'2017 - Present). He is working on transitioning responsibilities at his other ventures & moving full time to work on SupportMarket by end of June. Strengths: Business development; project facilitation & execution; order processing; cross-border operations; crypto-investments & trading.

Peter Dunbar

Co-Founder & CMO

Experience: SupportMarket Inc. (Current Primary Job) - Apr'18 - till date contributing 25 hours a week; Dunbar Group LLC - Founder & CEO (Digital Marketing Consultants, Google Premier Partners - Dec'2014 - Present); Boost Inc. - Co-Founder & CEO (PC Utility & Repair tools developer - Mar'12 - Dec'2014). He is working on transitioning responsibilities at his other ventures & moving full time to work on SupportMarket by end of June. Strengths: Digital marketing; Google ad-words; social media marketing; digital sales funnels management; online sales conversion & web traffic analytics.

   



Regine Haschka Helmer
Member - Advisory Board
Seedlabs GmbH - Founder & CEO (Digital innovation & transformation consulting); Member - IOTA Foundation (Leading DLT Platform & Cryptocurrency for the IOT space); Angel Investor - Cineapp GmbH (Software development for ticketing solutions).





Christos Folias
Member - Advisory Board
Folias & Associates - Founder (Business Consulting Services); Greece Parliament - Deputy Minister & Minister of Development; European Parliament - Member; Goody's Burger's, Greece - Co-Founder.



Grace (Rebecca) Rachmany
Member - Advisory Board
DOALeadership.com - Founder & CEO (Targeted Leadership training & mentor for DAO's); I Write ICO Whitepapers - Founder (Whitepapers, Token economics for TGE's); Gangly Sister Productions - Co-Founder & CEO.





Peter Bohnlein
Member - Advisory Board
Consu LLC - Founder (Business Consultancy, Management, Facilitation & Trading); Forges Profil AG - Co-Founder & President (Construction company acquired into ArcelorMittal Construction); ArcelorMittal Construction - CEO & Board Member (Building based division, global leader in systems & solutions for metal facades, roofs & ceilings).





Raj N Phani
Member - Advisory Board
Zaggle Prepaid - Founder (Prepaid cards, Employee benefits, loyalty management, consumer engagement); eYantra Industries Ltd. - Founder (Corporate gifting, Employee Engagement, Rewards & Recognition).





Samarth Bali
Member - Advisory Board
Uber - Outsourcing Lead (Contact centre vendor management for Uber's North America Business); Frugal - Co-Founder & COO (Ecosystem to source products & services from local MSME's at competitive quality & economics); Zomato - Operations Lead (Managed online ordering operations for India's national capital region).





Ronnie Decker
Director - Compliance
Experience: SupportMarket Inc. - Feb'18 - till date contributing 25 hours a week; Till Date8 Investments Group - Managing Director & CEO (Investment & Funds Management- 2002-Present); Mentor, Investor & Compliance consultant to various companies in IT, ITES, International Trade, Real Estate & Hospitality on Financial & Trade Compliance. Ronnie has additional interests that he cannot completely release & therefore will be contributing 10 days a month to SupportMarket Operations. Strengths: Funds management, trade & financial compliance, business consulting, business structuring, risk management & mitigation.





Sachin Arora
Director - Investor Relations
Experience: SupportMarket Inc. - Dec'17 - till date contributing 25 hours a week; Sapean Technologies Ltd. - Director (IT/ITES Service Provider - 2015-Present); Mentor, Investor & Planning Consultant to various ventures in Real Estate, Retail, IT, Food Tech & Hospitality. Sachin has additional interests that he cannot completely release & therefore will be contributing 10 days a month to SupportMarket Operations. Strengths: Business Development, Financing, Trade Relations, Investor Relations, Debt & Instruments, Land Acquisition, Investments.





Peush Jain
Director - Channel Partners
Experience: SupportMarket Inc. - Dec'17 - till date contributing 25 hours a week; Sapean Technologies - Director, Business Development (IT/ITES/BPO Services Provider - Sep'2015 - Mar'2018); Paxcom India Pvt. Ltd. - AVP - Strategic Alliances (e-commerce enablement & Omni Channel Solutions Sep'2015 - Sep'2016) He has transitioned all responsibilities from past entities recently and now focused full time only on SupportMarket. Strengths: Business Development, Strategic Partnerships, Channel Development, Vendor Relations.





Dr. Jatin Chaudhari
Business Lead - Digital Marketing
Experience: eCdemy Learning Solutions - Digital Marketing - Sr. Manager ((Digital Marketing & e-Business Education); John Keells Group - AM - Operations (ITES/BPO); Stemade BioTech - Manager - Sales & Customer Services (Stem Cells Storage); Paxcel Technologies - Business Analyst (IT/ITES & Healthcare Support Automation). Strengths: Digital Marketing, Trainings, Seminars, Business Process Analytics.





Sombeer Kajla
Channel & Services Manager
Experience: Sapean Technologies - Deputy Manager (IT/ITES Services Provider); John Keells BPO - Technical Quality Analyst (IT/ITES/BPO Services Provider); Massive Technologies - SME (Technical Support Helpdesk Services). Strenghts: Support Operations, KB creation, Process Automation, Program Reporting, Service Management.





Swati Tiwari
Human Resources Manager
Experience: Sapean Technologies - AM - Recruitment & HR (IT/ITES/BPO Services); Valiant Trading - AM - Recruitment & HR (Support Helpdesk Services); Sai Placement Services - Centre Head (Recruitment Services). Strengths: Human Resource Management functions, Recruitments, Profile Creation & Management, Head Hunting.



Shahnawaz Jameel
Manager - Product Development
Experience: Sapean Technologies - Project Manager - TechHeal (IT/ITES/BPO Services); Live Deftsoft Informatics - Team Manager (Software Development); SmartData Enterprises Inc. - Software Engineer (Software Development Services). Strengths: Software Development Project Management, Team Management, .NET, JAVA, DLT's, PHP, MySQL, SQL.





Swati Chaudhari
Manager - Community & Customer Services
Experience: Sapean Technologies - Business Manager (IT/ITES/BPO Services); WNS Global - Sr. Executive (IT/ITES/BPO Services). Strengths: Customer Services, Community Building, Helpdesk Management.



Offering Summary

Maximum 428,000* shares of Series CF Preferred Stock, ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 40,000 shares of Series CF Preferred Stock ($10,000)

Company	SupportMarket Inc.
Corporate Address	7260 W. Azure Dr. Street 140-1227, Las Vegas, Nevada United States – 89130
Description of Business	Distributed Ledger based IoT Support, Services & Warranty Marketplace
Type of Security Offered	Series CF Preferred Stock
Purchase Price of Security Offered	$ 0.25

Minimum Investment Amount (per investor)	$ 250

The 10% Bonus for StartEngine Shareholders

SupportMarket Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series CF Preferred Stock at $0.25 / share, you will receive 10 Series CF Preferred Stock bonus shares, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:10 AM 05/02/2018
FILED 11:10 AM 05/02/2018
SR 20183258924 - File Number 6656428

RESTATED CERTIFICATE OF INCORPORATION
of
SupportMarket, Inc.

SupportMarket, Inc. a corporation organized under the laws of the State of Delaware, USA originally filed on December 11, 2017 under the same name hereby restates and amends its Certificate of Incorporation duly adopted by the Board of Directors pursuant to sections 245 and 242 of the Delaware General Corporation law. The original Certificate of Incorporation is amended and restated as follows:

FIRST: The name of the corporation is: **SupportMarket, Inc.**

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958-9776, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of authorized shares which the corporation is authorized to issue is 100,000 shares of common class A stock having a par value of $0.01 per share and 500,000,000 shares of preferred stock having a par value of $0.001 per share.

The number of authorized shares of preferred stock or of common stock may be raised by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

All shares of class A common stock shall be identical and each share of class A common stock shall be entitled to one vote on all matters.

The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide by resolution or resolutions for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares included in any such series, and to fix the designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The undersigned, being the Authorized Officer of SupportMarket, Inc. for the purpose of amending and restating the certificate of incorporation of the corporation, do hereby make, file and record this Restated Certificate of Incorporation, and certify that the facts herein stated are true, this   2nd   day of   May   , 2018.

BY: _____ -Signature

Name: Ankit Chaudhari _____ -please print

Title: CEO _____ -please print

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:31 PM 05/22/2018
FILED 12:31 PM 05/22/2018
SR 20184124162 - File Number 6656428

CERTIFICATE OF DESIGNATION OF SERIES AND DETERMINATION OF RIGHTS & PREFERENCES OF NON-VOTING PREFERRED STOCK, SERIES CF OF SUPPORTMARKET, INC.

SupportMarket, Inc., a Delaware corporation (the "**Company**"), acting pursuant to ' 151 of the General Company Law of Delaware, does hereby submit the following Certificate of Designation of Series and Determination of Rights and Preferences of its Non-Voting Preferred Stock, Series CF.:

RESOLVED,

FIRST: The name of the company is SupportMarket, Inc.

SECOND: that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company (the "**Board of Directors**") by the provisions of the Restated Certificate of Incorporation of the Company (the "**Certificate of Incorporation**"), there is hereby created, out of the 500,000,000 shares of preferred stock, par value $.001 per share, of the Company authorized in Article Fourth of the Certificate of Incorporation (the "**Preferred Stock**"), a series of the Preferred Stock consisting of 5,000,000 shares, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions (in addition to any powers, designations, preferences and relative, participating, optional or other rights, and any qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the Preferred Stock):

Section 1. *Designation of Amount.*

The shares of Preferred Stock created hereby shall be designated the "Series CF Preferred Stock" (the "**Series CF Preferred Stock**") and the authorized number of shares constituting such series shall be 5,000,000.

Section 2. *Dividends.*

The holders of the Series CF Preferred Stock shall be entitled to receive, out of funds legally available therefore, cumulative dividends at the rate of $0.02 (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Series CF Preferred Stock or other class or series of stock ranking on a par with, or senior to the Series CF Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board of Directors of the Company. Such dividends shall accrue with respect to each share of Series CF Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Series CF Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall

be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment. At the earlier of: (1) the redemption of the Series CF Preferred Stock; (2) the filing of a registration statement in respect of an underwritten public offering; or (3) the liquidation, sale or merger of the Company, any accrued but undeclared dividends shall be paid to the holders of record of outstanding shares of Series CF Preferred Stock. No accumulation of dividends on the Series CF Preferred Stock shall bear interest.

Section 3.   *Liquidation Preference.*

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Series CF Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to $0.25 per share of Series CF Preferred Stock plus any accrued but unpaid dividends (whether or not declared). If upon any such liquidation, dissolution or winding up of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series CF Preferred Stock and any class or series of stock (the "Preferred Stock") ranking on liquidation on a parity with the Series CF Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) After the payment of all preferential amounts required to be paid to the holders of Senior Preferred Stock upon the dissolution, liquidation, or winding up of the Company, all of the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of the Series CF Preferred Stock, such other series of Preferred Stock as are constituted as similarly participating, and the Common Stock, with each share of Series CF Preferred Stock being deemed, for such purpose, to be equal to the number of shares of Common Stock, including fractions of a share, into which such share of Series CF Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution at Fair Market Value.

(c) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this Section. The amount deemed distributed to the holders of Series CF Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board of Directors of the Company.

Section 4. *Voting Rights.*

Except as otherwise provided by applicable law and in addition to any voting rights provided by law, the holders of outstanding shares of the Series CF Preferred Stock, shall not have any voting rights.

Section 5. *Conversion Rights.*

Except as otherwise provided by applicable law and in addition to any conversion rights provided by law, the holders of outstanding shares of the Series CF Preferred Stock, shall not have any voting rights.

Section 6. *Dividend Received Deduction.*

For federal income tax purposes, the Company shall report distributions on the Series CF Preferred Stock as dividends, to the extent of the Company's current and accumulated earnings and profits (as determined for federal income tax purposes).

Section 7. *Sinking Fund.*

There shall be no sinking fund for the payment of dividends or liquidation preferences on the Series CF Preferred Stock or the redemption of any shares thereof.

Section 7. *Amendment.*

This Certificate of Designation constitutes an agreement between the Company and the holders of the Series CF Preferred Stock and it may be amended by vote of the Board of Directors of the Company as allowed by law and the Certificate of Incorporation.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its President and attested to by its Secretary on May 21st, 2018.

By:

Ankit Chaudhari -- President
SupportMarket, Inc.

Attest:

Ronnie Decker -- Secretary
SupportMarket, Inc.